

August 2, 2010

Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, North Carolina 28211

> **Re: Premier Alliance Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 6, 2010**
> **File No. 333-132282**

Dear Mr. Elliott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to you registration statement and the information you provided in response to these comments, we may have additional comments.

Form S-3

Selling Stockholders, page 6

1.   Please revise your disclosure to clearly present by footnote the natural person or persons having sole or shared voting and investment control over the securities held by each of Rozsak Capital, LLP, K&A Trust, Cape One Financial Master Fund Ltd., and Equity Trust Company. Refer to Item 507 of Regulation S-K and Question 140.02 of our Regulation S-K Compliance & Disclosure Interpretations.

2.   We note the statement on page 6 that "based on information provided to us, none of the Selling Stockholders that are affiliates of broker-dealers, if any, purchased shares of our common stock outside the ordinary course of business or…had any agreements, understandings or arrangements with any other persons…to dispose of the shares." Please clarify if any of the selling shareholders are affiliates of broker dealers.

Incorporation by Reference, page 10

3.   We note that you incorporate by reference a current report on Form 8-K filed on June 30, 2010. However, there does not appear to be any current report on Form 8-K filed by you on such date. Please advise. If you intended to reference the current report on Form 8-K filed on June 29, 2010, please revise your registration statement to reference the appropriate date. In preparing your amendment, please update the incorporation by reference section to include any applicable Exchange Act reports filed subsequent to the date of your registration statement.

Item 16. Exhibits, page II-2

4.   We note that you filed Exhibits 4.1, 4.2, 4.3 and 4.4 within the body of your registration statement instead of as separate documents on EDGAR. Please file these exhibits as separate documents.

Item 17. Undertakings, page II-2

5.   We note that you have included the undertaking specified in Item 512(a)(6) of Regulation S-K, which refers to primary offerings of securities by an issuer. However, this undertaking does not appear to apply to this offering. Please advise or revise your disclosure to remove the undertaking.

Signatures, page II-4

6.   The Form S-3 must be signed by the company's principal executive officer, principal financial officer, and its controller or principal accounting officer. Any person who occupies more than one of these specified positions must indicate each capacity in which he signs the registration statement. Refer to Instruction 2 to Signatures in the Form S-3. Accordingly, please revise Mr. Elliott's signature block to indicate that he is the principal financial officer as well as the principal executive and principal accounting officer.

Exhibit 5.1

7.   We note that the legality opinion you have filed addresses the warrants, which are governed by New York law. Accordingly, the opinion cannot be limited to Nevada law. Please file a revised opinion or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, or me at (202) 551-3456 with any questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (877) 315-1908
        Michael H. Freedman, Esq.
        Law Offices of Michael H. Freedman, PLLC